Exhibit 4.21

                        CHANGE IN CONTROL BONUS AGREEMENT
                            Effective March 31, 2003


         THIS CHANGE IN CONTROL BONUS AGREEMENT is entered into as of March 31, 2003 by and between Radica Games Limited ("Radica") and David C.W. Howell ("Employee").

         WHEREAS, Radica would like to enhance the value of Radica by having the name of the Employee being identified as associated with Radica in the event of a sale;

SECTION 1     CHANGE IN CONTROL

         1.1. In the case of the following events (each a "Change in Control"), and subject to the other terms of this Agreement, Employee will be eligible to receive the Bonus described in Section 2:

              (a) the consummation of a merger, consolidation, statutory share exchange, short form merger or similar form of corporate transaction involving Radica or any member of the Radica Group including by way of acquisition of shares (a "Business Combination"), unless immediately following such Business
Combination: (A) more than 50% of the total voting power of (x) the corporation resulting from such Business Combination (the "Surviving Corporation"), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of at least 95% of the voting securities eligible to elect directors of the Surviving Corporation (the "Parent Corporation"), is represented by Radica Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Radica Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Radica Voting Securities among the holders thereof immediately prior to the Business Combination, (B) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Corporation or the Parent Corporation or an existing Radica shareholder, with greater than 50% beneficial ownership of the Radica Voting Securities prior to the Business Combination, whose percentage beneficial ownership compared to the other Radica shareholders in existence immediately prior to the Business Combination does not change on consummation of the Business Transaction), is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) and (C) at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Business Combination were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Business Combination (any

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Business Combination which satisfies all of the criteria specified in (A), (B)
and (C) above shall be deemed to be a "Non-Qualifying Transaction"); or

              (b) the consummation of a sale of all or substantially all of Radica's assets (a "Sale") in one or a series of related transactions. For purposes of this Agreement, a sale of assets representing 50% or more of the book value, revenues or net income of Radica shall be deemed to be a sale of "substantially" all of the assets of Radica.

SECTION 2     BONUS AND PAYMENT

         2.1. Bonus Amount. In case of a Change in Control that occurs on or before March 31, 2004, or a Change in Control that occurs as a result of a definitive agreement that is signed on or before March 31, 2004, the amount of the Bonus will be calculated as set forth below; provided that for any Transaction Price between a Transaction Price listed below (above $129,500,000) and the next higher price, the amount of the Bonus will be calculated by interpolating between the relevant Bonus and the next higher Bonus amount:

   ------------------------------------- -----------------------------------
            Transaction Price                          Bonus
    (aggregate consideration received
                by Radica)
   ------------------------------------- -----------------------------------
   Less than $129,500,000                $0
   ------------------------------------- -----------------------------------
   $129,500,000                          $115,000
   ------------------------------------- -----------------------------------
   $148,000,000                          $170,000
   ------------------------------------- -----------------------------------
   $166,500,000                          $225,000
   ------------------------------------- -----------------------------------
   $185,000,000 or above                 $290,000
   ------------------------------------- -----------------------------------


In each case the Bonus amount is subject to the adjustments described in Section
2.3 and the conditions described in Section 3.

         2.2. Payment. Provided that the conditions specified in Section 3 are satisfied and subject to Section 4, on the 180th day following a Change in Control (the "Payment Date"), Radica will pay to Employee an amount in cash equal to the Bonus, as calculated in Section 2.1. Notwithstanding the foregoing, in the case of a Change in Control described in Section 1.1(b), if this Agreement is not assumed by the buyer Radica will pay the Bonus to Employee within 10 days following such Change in Control.

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         2.3. Special Payment Provisions. In the case of a Business Combination or Sale, if the terms of the definitive agreement that results in the Change in Control involve any provisions:

         (a) pursuant to which a part of the Transaction Price will be paid to Radica or the Radica shareholders in one or more installments after the Business Combination or Sale or any other deferral of the payment of the Sale Price, then payment of the Bonus will be pro-rated so that:

         (i) a portion of the Bonus, based on the portion of the Transaction Price paid to Radica or the Radica shareholders at the Transaction Date, will be paid to the Employee in accordance with Section 2.2 above and

         (ii) an additional portion of the Bonus will be paid to Employee promptly after any additional portion of the Transaction Price is paid to Radica or the Radica shareholders.

         (b) that would require the buyer to pay or cause to be paid to Radica an amount which would result in an increased Transaction Price (after the Transaction Date), such as pursuant to an earn-out provision or otherwise, then at the time such additional amount is paid to Radica, the Transaction Price will be recalculated to include such additional amount and Radica will pay to Employee the resulting Bonus, less any portion of the Bonus already paid.

SECTION 3     CONDITIONS TO RECEIVE BONUS

         3.1. Employee will not be entitled to receive a Bonus and will forfeit all rights with respect to the Bonus if for any reason Employee is not an employee of any member of the Radica Group on both the date of the Change in Control and the Payment Date.

         3.2. Notwithstanding the foregoing:

         (a) if Employee is terminated by Radica or Radica USA without Cause or he terminates his employment for Good Reason after a definitive agreement for a Change in Control is signed but before such transaction is consummated, or

         (b) if Employee is terminated by Radica or Radica USA without Cause or he terminates his employment for Good Reason after a Change in Control has occurred but prior to the Payment Date,

Employee will be entitled to receive the Bonus that would have become due and payable had he remained an employee through the date of the Change in Control and the Payment Date.

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SECTION 4     TERM, EXPIRATION AND AMENDMENT

         4.1. This Agreement is effective as of March 31, 2003 and will expire as follows: If a Change in Control has not occurred prior to March 31, 2004, all Bonuses will be forfeited and will be of no further force or effect; provided however that if a definitive agreement has been executed prior to March 31, 2004 that would result in a Change in Control upon consummation, then this Agreement will expire on the earlier of (i) December 31, 2004 or (ii) the termination of such definitive agreement. If a Change in Control occurs after the expiration of this Agreement, Employee will not be entitled to any Bonus.

         4.2. This Agreement may be amended or terminated only with the written consent of all parties hereto.

SECTION 5     MISCELLANEOUS

         5.1. This agreement is not in any way intended to create any guaranteed period of continued employment; Employee's employment shall at all times continue to be governed by the terms of his Employment Agreement. Participation in the Plan will not constitute or imply any employment rights.

         5.2. No Bonus will be assignable or transferable other than by will or by the laws of descent and distribution, nor will such Bonus be subject to alienation, assignment, garnishment, execution or levy of any kind. Notwithstanding the foregoing, this Agreement and any rights or obligations hereunder may be assigned by Radica to any acquirer of all or substantially all of the assets of Radica.

         5.3. Radica will have the right to withhold from any payment made under this Agreement any Federal, State or local taxes required by law to be withheld with respect to the payment of the Bonus.

         5.4. Any Bonus under this Agreement will constitute a special incentive payment to Employee and will not be taken into account in computing the amount of salary or compensation of Employee for the purpose of determining any benefits under any pension, retirement, profit sharing, bonus, life insurance, severance or other compensation or benefit plan of the Radica Group or under any agreement with the Employee, unless such plan or agreement specifically provides otherwise.

         5.5. All rights and obligations under this Agreement will be construed and interpreted in accordance with the laws of the State of Nevada, applicable to agreements made and wholly to be performed in the State of Nevada.

         5.6. If any contest or dispute shall arise under this Agreement, Radica shall reimburse Employee, within 10 days following the resolution of such contest or dispute, for all reasonable legal fees and expenses, if any, incurred by Employee in connection with such contest or dispute (regardless of the result thereof); provided, however,

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Employee shall be required to repay any such amounts to Radica to the extent that a court issues a final and non-appealable order setting forth the determination that the position taken by Employee was frivolous or advanced by Employee in bad faith.

SECTION 6     DEFINITIONS

         6.1. Bonus has the meaning set forth in Section 2.1.

         6.2. Business Combination has the meaning set forth in Section 1.1(a).

         6.3. Cause has the meaning set forth in Section 1(a) of the Employment Agreement.

         6.4. Employee means David C.W. Howell.

   6.5. Employment Agreement means the Amended and Restated Employment Agreement dated as of September 29, 2000 between Radica and Employee.

         6.6. Good Reason has the meaning set forth in Section 1(cc) of the Employment Agreement.

         6.7. Incumbent Directors means individuals who, on January 1, 2003, constitute the Board of Directors of Radica, provided that any person becoming a director subsequent to January 1, 2003, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of Radica in which such person is named as a nominee for director, without written objection to such nomination).

         6.8. Radica means Radica Games Limited.

         6.9. Radica Group means Radica and any other corporation or other entity which at the relevant times is more than fifty percent (50%) owned, directly or indirectly, by Radica.

         6.10. Radica Voting Securities means securities of Radica representing 50% or more of the combined voting power of Radica's then outstanding securities eligible to vote for the election of the Board of Directors.

         6.11. Sale has the meaning set forth in Section 1.1(b).

         6.12. Transaction Date means the date on which a Sale or Business Combination is consummated.

         6.13. Transaction Price means the total amount of consideration received by the shareholders of Radica or, in the event of a Change in Control described in 1.1(b), the aggregate consideration received by Radica (allocable to shareholders on an after-tax basis assuming a dividend of such proceeds as determined by the Compensation

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Committee). For purposes of this Section, any notes or deferred payment received in connection with the Sale or Business Combination (that are not contingent on the future performance of Radica or other factor) shall be treated as cash consideration and valued at its face-value or principal amount. The fair market value of any non-cash consideration will be determined in good faith by the Compensation Committee of the Board; provided that the fair market value of any security for which there is an established public market will be equal to the average of the closing market prices for such security over the ten trading days prior to the Transaction Date and provided further that in their evaluation of any such non-cash consideration for which there is not an established public market, the Compensation Committee will seek and rely upon the advice of a an outside valuation consultant or investment banking firm.

The parties acknowledge that the provisions described above in this Section 6.13 reflect their intention to calculate the Transaction Price. In the event any definitive agreement for the sale of Radica approaches this issue in a manner not addressed in this Agreement, the parties will negotiate in good faith to make any adjustments to the methodology for calculating the Transaction Price as may be necessary and appropriate to fairly implement the intention of the parties as reflected in this Agreement.



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         In WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.


                                      RADICA GAMES LIMITED

                                      By: /s/ Patrick S. Feely
                                         ---------------------------------------




                                      DAVID C.W. HOWELL

                                      /s/ David C.W. Howell
                                      ------------------------------------------





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